# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RE1 5/3/04

For the month of May, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)



Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended March 31, 2004.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT MARCH 31, 2004 AND 2003

(Thousands of Pesos)

**CONSOLIDATED**

Final printing

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **TOTAL ASSETS** | **871,387,353** | **100** | **811,167,731** | **100** |
| 2 | **CURRENT ASSETS** | **188,326,820** | **22** | **141,565,005** | **17** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 82,171,104 | 9 | 33,692,818 | 4 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 35,166,012 | 4 | 39,129,036 | 5 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 43,180,193 | 5 | 39,353,140 | 5 |
| 6 | INVENTORIES | 27,809,511 | 3 | 29,390,011 | 4 |
| 7 | OTHER CURRENT ASSETS | 0 | 0 | 0 | 0 |
| 8 | **LONG - TERM** | **21,338,579** | **2** | **9,725,490** | **1** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 19,832,977 | 2 | 8,760,858 | 1 |
| 11 | OTHER INVESTMENTS | 1,505,602 | 0 | 964,632 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **535,908,653** | **62** | **531,043,046** | **65** |
| 13 | PROPERTY | 292,118,096 | 34 | 287,794,382 | 35 |
| 14 | MACHINERY AND INDUSTRIAL | 587,781,025 | 67 | 550,316,706 | 68 |
| 15 | OTHER EQUIPMENT | 38,991,685 | 4 | 35,730,615 | 4 |
| 16 | ACCUMULATED DEPRECIATION | 483,415,810 | 55 | 436,882,532 | 54 |
| 17 | CONSTRUCTION IN PROCESS | 100,433,657 | 12 | 94,083,875 | 12 |
| 18 | **DEFERRED ASSETS (NET)** | **4,679,695** | **1** | **7,509,713** | **1** |
| 19 | **OTHER ASSETS** | **121,133,606** | **14** | **121,324,477** | **15** |
| 20 | **TOTAL LIABILITIES** | **824,962,054** | **100** | **698,149,398** | **100** |
| 21 | **CURRENT LIABILITIES** | **133,537,621** | **16** | **112,381,343** | **16** |
| 22 | SUPPLIERS | 21,915,830 | 3 | 20,639,595 | 3 |
| 23 | BANK LOANS | 42,566,507 | 5 | 35,921,051 | 5 |
| 24 | STOCK MARKET LOANS | 23,169,015 | 3 | 6,367,834 | 1 |
| 25 | TAXES TO BE PAID | 31,148,559 | 4 | 32,304,331 | 5 |
| 26 | OTHER CURRENT LIABILITIES | 14,737,710 | 2 | 17,148,532 | 2 |
| 27 | **LONG - TERM LIABILITIES** | **382,779,946** | **46** | **298,698,151** | **43** |
| 28 | BANK LOANS | 171,949,065 | 21 | 153,612,179 | 22 |
| 29 | STOCK MARKET LOANS | 210,830,881 | 26 | 145,085,972 | 21 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **900,852** | **0** | **1,575,946** | **0** |
| 32 | **OTHER LIABILITIES** | **307,743,635** | **37** | **285,493,958** | **41** |
| 33 | **CONSOLIDATED EQUITY** | **46,425,299** | **100** | **113,018,333** | **100** |
| 34 | **MINORITY PARTICIPATION** | | | | |
| 35 | **MAJORITARY CONSOLIDATED EQUITY** | **46,425,299** | **100** | **113,018,333** | **100** |
| 36 | **CONTRIBUTED EQUITY** | **83,914,402** | **181** | **83,914,402** | **74** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 83,914,402 | 181 | 83,914,402 | 74 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 0 | 0 | 0 | 0 |
| 39 | PREMIUM ON SALES OF SHARES | 0 | 0 | 0 | 0 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **(37,489,103)** | **(81)** | **29,103,931** | **26** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | (169,633,108) | (365) | (102,066,836) | (90) |
| 43 | REPURCHASE FUND OF SHARES | 0 | 0 | 0 | 0 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | 133,137,092 | 287 | 126,456,507 | 112 |
| 45 | **NET INCOME FOR THE YEAR** | **(993,087)** | **(2)** | **4,714,260** | **4** |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 3 | **CASH AND SHORT- TERM INVESTMENTS** | **82,171,104** | **100** | **33,692,818** | **100** |
| 46 | CASH | 18,688,423 | 23 | 14,249,774 | 42 |
| 47 | SHORT-TERM INVESTMENTS | 63,482,681 | 77 | 19,443,044 | 58 |
| 18 | **DEFERRED ASSETS (NET)** | **4,679,695** | **100** | **7,509,713** | **100** |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 0 | 0 | 0 | 0 |
| 49 | GOODWILL | 0 | 0 | 0 | 0 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 4,679,695 | 100 | 7,509,713 | 100 |
| 21 | **CURRENT LIABILITIES** | **133,537,621** | **100** | **112,381,343** | **100** |
| 52 | FOREIGN CURRENCY LIABILITIES | 60,314,413 | 45 | 37,567,538 | 33 |
| 53 | MEXICAN PESOS LIABILITIES | 73,223,208 | 55 | 74,813,805 | 67 |
| 24 | **STOCK MARKET LOANS** | **23,169,015** | **100** | **6,367,834** | **100** |
| 54 | COMMERCIAL PAPER | 0 | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 23,169,015 | 100 | 6,367,834 | 100 |
| 26 | **OTHER CURRENT LIABILITIES** | **14,737,710** | **100** | **17,148,532** | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 14,737,710 | 100 | 17,148,532 | 100 |
| 27 | **LONG - TERM LIABILITIES** | **382,779,946** | **100** | **298,698,151** | **100** |
| 59 | FOREIGN CURRENCY LIABILITIES | 332,330,168 | 87 | 291,402,002 | 98 |
| 60 | MEXICAN PESOS LIABILITIES | 50,449,778 | 13 | 7,296,149 | 2 |
| 29 | **LONG TERM STOCK MARKET LOANS** | **210,830,881** | **100** | **145,085,972** | **100** |
| 61 | BONDS | 210,830,881 | 100 | 145,085,972 | 100 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 30 | **OTHER LOANS** | **0** | **100** | **0** | **100** |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **900,852** | **100** | **1,575,946** | **100** |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

*(Thousands of Pesos)*

Final printing

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 66 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 67 | OTHERS | 900,852 | 100 | 1,575,946 | 100 |
| **32** | **OTHER LIABILITIES** | **307,743,635** | **100** | **285,493,958** | **100** |
| 68 | RESERVES | 303,250,732 | 99 | 281,059,859 | 98 |
| 69 | OTHERS LIABILITIES | 4,492,903 | 1 | 4,434,099 | 2 |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY** | **133,137,092** | **100** | **126,456,507** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 133,137,092 | 100 | 126,456,507 | 100 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | 0 | 0 | 0 | 0 |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 54,789,199 | 29,183,662 |
| 73 | PREMIUMS | 0 | 0 |
| 74 | EXECUTIVES (*) | 0 | 0 |
| 75 | EMPLOYERS (*) | 0 | 0 |
| 76 | WORKERS (*) | 0 | 0 |
| 77 | CIRCULATION SHARES (*) | 0 | 0 |
| 78 | REPURCHASED SHARES (*) | 0 | 0 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO MARCH 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **164,916,589** | **100** | **163,322,006** | **100** |
| 2 | COST OF SALES | 50,839,927 | 31 | 45,666,608 | 28 |
| 3 | **GROSS INCOME** | **114,076,662** | **69** | **117,655,398** | **72** |
| 4 | OPERATING EXPENSES | 12,842,289 | 8 | 11,487,232 | 7 |
| 5 | **OPERATING INCOME** | **101,234,373** | **61** | **106,168,166** | **65** |
| 6 | TOTAL FINANCING COST | 3,678,904 | 2 | 4,704,796 | 3 |
| 7 | **INCOME AFTER FINANCING COST** | **97,555,469** | **59** | **101,463,370** | **62** |
| 8 | OTHER FINANCIAL OPERATIONS | (2,221,540) | (1) | (3,749,152) | (2) |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **99,777,009** | **61** | **105,212,522** | **64** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 100,770,096 | 61 | 100,498,262 | 62 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **(993,087)** | **(1)** | **4,714,260** | **3** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| 13 | **CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS** | **(993,087)** | **(1)** | **4,714,260** | **3** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **(993,087)** | **(1)** | **4,714,260** | **3** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **(993,087)** | **(1)** | **4,714,260** | **3** |
| 19 | NET INCOME OF MINORITY INTEREST | | | | |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **(993,087)** | **(1)** | **4,714,260** | **3** |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO MARCH 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **164,916,589** | **100** | **163,322,006** | **100** |
| 21 | DOMESTIC | 101,777,064 | 62 | 96,460,709 | 59 |
| 22 | FOREIGN | 63,139,525 | 38 | 66,861,297 | 41 |
| 23 | TRANSLATED INTO DOLLARS (***) | 0 | 0 | 0 | 0 |
| **6** | **TOTAL FINANCING COST** | **3,678,904** | **100** | **4,704,796** | **100** |
| 24 | INTEREST PAID | 6,299,241 | 171 | 7,762,568 | 165 |
| 25 | EXCHANGE LOSSES | 2,402,081 | 65 | 4,508,883 | 96 |
| 26 | INTEREST EARNED | 1,485,674 | 40 | 3,956,890 | 84 |
| 27 | EXCHANGE PROFITS | 0 | 0 | 0 | 0 |
| 28 | GAIN DUE TO MONETARY POSITION | (3,536,744) | (96) | (3,609,765) | (77) |
| 42 | LOST IN UDI'S UPGRADE | 0 | 0 | 0 | 0 |
| 43 | GAIN IN UDI'S UPGRADE | 0 | 0 | 0 | 0 |
| **8** | **OTHER FINANCIAL OPERATIONS** | **(2,221,540)** | **100** | **(3,749,152)** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | (2,221,540) | (100) | (3,749,152) | (100) |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **100,770,096** | **100** | **100,498,262** | **100** |
| 32 | INCOME TAX | 100,770,096 | 100 | 100,498,262 | 100 |
| 33 | DEFERRED INCOME TAX | 0 | 0 | 0 | 0 |
| 34 | WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |
| 35 | DEFERRED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | | Amount | |
| 36 | TOTAL SALES | 636,819,951 | | 581,000,314 | |
| 37 | NET INCOME OF THE YEAR | (50,975,524) | | (12,571,244) | |
| 38 | NET SALES (**) | 636,819,951 | | 581,000,314 | |
| 39 | OPERATION INCOME (**) | 368,390,531 | | 344,608,607 | |
| 40 | NET INCOME OF MAJORITY INTEREST (**) | (50,975,524) | | (12,571,244) | |
| 41 | NET CONSOLIDATED INCOME (**) | (50,975,524) | | (12,571,244) | |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 1 TO MARCH 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

| REF RT | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **164,916,589** | **100** | **163,322,006** | **100** |
| 2 | COST OF SALES | 50,839,927 | 31 | 45,666,608 | 28 |
| 3 | **GROSS INCOME** | **114,076,662** | **69** | **117,655,398** | **72** |
| 4 | OPERATING EXPENSES | 12,842,289 | 8 | 11,487,232 | 7 |
| 5 | **OPERATING INCOME** | **101,234,373** | **61** | **106,168,166** | **65** |
| 6 | TOTAL FINANCING COST | 3,678,904 | 2 | 4,704,796 | 3 |
| 7 | **INCOME AFTER FINANCING COST** | **97,555,469** | **59** | **101,463,370** | **62** |
| 8 | OTHER FINANCIAL OPERATIONS | (2,221,540) | (1) | (3,749,152) | (2) |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **99,777,009** | **61** | **105,212,522** | **64** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 100,770,096 | 61 | 100,498,262 | 62 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **(993,087)** | **(1)** | **4,714,260** | **3** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| 13 | **CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS** | **(993,087)** | **(1)** | **4,714,260** | **3** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **(993,087)** | **(1)** | **4,714,260** | **3** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **(993,087)** | **(1)** | **4,714,260** | **3** |
| 19 | NET INCOME OF MINORITY INTEREST | | | | |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **(993,087)** | **(1)** | **4,714,260** | **3** |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO MARCH 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

| REF RT | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **164,916,589** | **100** | **163,322,006** | **100** |
| 21 | DOMESTIC | 101,777,064 | 62 | 96,460,709 | 59 |
| 22 | FOREIGN | 63,139,525 | 38 | 66,861,297 | 41 |
| 23 | TRANSLATED INTO DOLLARS (***) | 0 | 0 | 0 | 0 |
| 6 | **TOTAL FINANCING COST** | **3,678,904** | **100** | **4,704,796** | **100** |
| 24 | INTEREST PAID | 6,299,241 | 171 | 7,762,568 | 165 |
| 25 | EXCHANGE LOSSES | 2,402,081 | 65 | 4,508,883 | 96 |
| 26 | INTEREST EARNED | 1,485,674 | 40 | 3,956,890 | 84 |
| 27 | EXCHANGE PROFITS | 0 | 0 | 0 | 0 |
| 28 | GAIN DUE TO MONETARY POSITION | (3,536,744) | (96) | (3,609,765) | (77) |
| 42 | LOST IN UDI'S UPGRADE | 0 | 0 | 0 | 0 |
| 43 | GAIN IN UDI'S UPGRADE | 0 | 0 | 0 | 0 |
| 8 | **OTHER FINANCIAL OPERATIONS** | **(2,221,540)** | **100** | **(3,749,152)** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | (2,221,540) | (100) | (3,749,152) | (100) |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| 10 | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **100,770,096** | **100** | **100,498,262** | **100** |
| 32 | INCOME TAX | 100,770,096 | 100 | 100,498,262 | 100 |
| 33 | DEFERED INCOME TAX | 0 | 0 | 0 | 0 |
| 34 | WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO MARCH 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | QUARTER OF PREVIOUS FINANCIAL YEAR |
|---|---|---|---|
| | | Amount | Amount |
| 1 | **CONSOLIDATED NET INCOME** | **(993,087)** | **4,714,260** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 11,072,480 | 25,429,663 |
| 3 | **CASH FLOW FROM NET INCOME OF THE YEAR** | **10,079,393** | **30,143,923** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (27,604,243) | (19,991,631) |
| 5 | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **(17,524,850)** | **10,152,292** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 33,881,382 | 3,603,878 |
| 7 | CASH FLOW FROM INTERNAL FINANCING | 0 | 0 |
| 8 | **CASH FLOW GENERATED (USED) BY FINANCING** | **33,881,382** | **3,603,878** |
| 9 | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(8,670,566)** | **(26,399,155)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 7,685,966 | (12,642,985) |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 74,485,138 | 46,335,803 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 82,171,104 | 33,692,818 |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | QUARTER OF PREVIOUS FINANCIAL YEAR |
|---|---|---|---|
| | | Amount | Amount |
| 2 | **+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **11,072,480** | **25,429,663** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 8,800,585 | 6,625,225 |
| 14 | +(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 10,763,818 | 9,744,701 |
| 15 | +(-) NET LOSS (PROFIT) IN MONEY EXCHANGE | (8,491,923) | 6,859,291 |
| 16 | +(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | +(-) OTHER ITEMS | 0 | 2,200,446 |
| 40 | +(-) OTHER ITEMS NOT RELATED TO EBITDA | 0 | 0 |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(27,604,243)** | **(19,991,631)** |
| 18 | +(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | (7,033,559) | (20,006,157) |
| 19 | +(-) DECREASE (INCREASE) IN INVENTORIES | 98,553 | (3,589,923) |
| 20 | +(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (9,808,177) | (812,779) |
| 21 | +(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | (12,150,797) | (10,271,700) |
| 22 | +(-) INCREASE (DECREASE) IN OTHER LIABILITIES | 1,289,737 | 14,688,928 |
| 6 | **CASH FLOW FROM EXTERNAL FINANCING** | **33,881,382** | **3,603,878** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | 235,259 | 5,840,586 |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | 46,823,819 | 26,774,952 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 0 | 0 |
| 27 | (-) BANK FINANCING AMORTIZATION | (12,313,427) | (18,590,697) |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | (864,269) | (10,420,963) |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **0** | **0** |
| 30 | +(-) INCREASE (DECREASE) IN CAPITAL STOCKS | 0 | 0 |
| 31 | (-) DIVIDENS PAID | 0 | 0 |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | QUARTER OF PREVIOUS FINANCIAL YEAR |
|---|---|---|---|
| | | Amount | Amount |
| **9** | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(8,670,566)** | **(26,399,155)** |
| 34 | +(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE | 0 | 0 |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (8,670,566) | (26,399,155) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROCESS | 0 | 0 |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | +(-) OTHER ITEMS | 0 | 0 |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

RATIOS

Final printing

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | (0.60) | % | (2.89) | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | (109.80) | % | (11.12) | % |
| 3 | NET INCOME TO TOTAL ASSETS ( **) | (5.85) | % | (1.55) | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | (25.03) | % | (41.09) | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | (356.14) | % | 76.57 | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.73 | times | 0.72 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 1.19 | times | 1.09 | times |
| 8 | INVENTORIES ROTATION (**) | 7.51 | times | 7.10 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 17 | days | 19 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 5.43 | % | 9.11 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 94.67 | % | 86.07 | % |
| 12 | TOTAL LIABILITIES TO CONSOLIDATED EQUITY | 17.77 | times | 6.18 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 47.60 | % | 47.12 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 71.43 | % | 56.25 | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 16.07 | times | 13.68 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 0.77 | times | 0.83 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.41 | times | 1.26 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 1.20 | times | 1.00 | times |
| 19 | CURRENT ASSETS TO TOTAL LIABILITIES | 0.23 | times | 0.20 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 61.53 | % | 29.98 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 6.11 | % | 18.46 | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (16.74) | % | (12.24) | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | (2.78) | times | 1.31 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 100.00 | % | 100.00 | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 0.00 | % | 0.00 | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 100.00 | % | 100.00 | % |

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

MEXICAN STOCK EXCHANGE

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

Final printing

**NOT APPLICABLE**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ | $ |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ | $ |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ | $ |
| 4 | CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**) | $ | $ |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | $ |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | $ |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | $ |
| 8 | CARRYNG VALUE PER SHARE | $0 | $0.00 |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ | $ |
| 10 | DIVIDEND IN SHARES PER SHARE | shares | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | times | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | times | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | times | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

Final printing

## MANAGEMENT DISCUSSION AND ANALYSIS ON THE RESULTS OF OPERATIONS AND FINANCIAL SITUATION OF THE ENTITY

### Financial highlights

Pemex, Mexico's oil and gas company and the world's 8th largest integrated oil and gas company[1], announced its unaudited consolidated financial results for the three months ending March 31, 2004

- Total sales increased 1%, compared to the first quarter of 2003, reaching Ps. 164.9 billion (US$14.8 billion)[2]
- Crude oil exports averaged 1,815 Mbd, up 1% from the first quarter of 2003
- Income before taxes and duties declined 5% from the first quarter of 2003, to Ps. 99.8 billion (US$8.9 billion)

Net income in the first quarter of 2004 decreased Ps. 5.7 billion, with respect to first quarter of 2003, leading to a loss of Ps. (1) billion (US$(0.1) billion)

### Operational highlights

Total hydrocarbons production during the first quarter of 2004 totaled 4,806 thousand barrels of crude oil equivalent per day, 2% greater than the production achieved during the first quarter of 2003:

- Crude oil production increased 2%, totaling 3,382 thousand barrels per day (Mbd)
- Natural gas production rose 3% to 4,557 million cubic feet per day (MMcfd)
- Natural gas liquids production increased 5% to 439 Mbd

During the first quarter of 2004, gas flaring was 4% of total natural gas production.

Operating items

---

[1] According to the *Petroleum Intelligence Weekly* Ranking 2003.
[2] Amounts in US dollars are translated at the March 31, 2004 exchange rate of Ps. 11.1748 per US dollar.

**Exploration and production**

During the first three months of 2004, crude oil and natural gas production totaled 3,382 Mbd and 4,557 MMcfd, respectively. Heavy crude oil represented 72% of the period's total crude oil production, while non-associated natural gas was 33% of the period's total natural gas production.

An offshore gas treatment facility within the Akal C complex in Cantarell began its test phase during the first quarter of 2004.

The facility has a treatment capacity of 900 MMcfd; it is expected that during 2004 it will begin operating at approximately 50% of its capacity. The facility is expected to operate at full capacity by early 2005.

The facility, operating at full capacity, will allow Pemex to reduce its gas flaring to approximately 2% of total natural gas production. During the first quarter of 2004, due to the partial operation of the facility in its test phase, gas flaring was 4% of total natural gas production, compared to 5% in the first quarter of 2003.

During the first quarter of 2004, exploration drilling activity rose from 13 to 25 exploration wells, or 92%, compared to the first quarter of 2003. Additionally, development drilling activity rose from 97 to 152 development wells, or 57%, (see figure 1).

**Gas and basic petrochemicals**

In March 2004, Pemex began operations of one modular cryogenic plant at the Burgos gas processing center in northern Mexico. A second modular cryogenic plant, at the same gas processing center, is expected to begin operations in 2004. Each plant has a processing capacity of 200 MMcfd.

The operation of these cryogenic plants will allow Pemex to recover the liquid hydrocarbons associated to the natural gas produced in the Burgos basin, and thus, increase the exports of naphthas and decrease the imports of liquid petroleum gas (LPG).

**Refining**

During the first quarter of 2004, the production of refined products totaled 1,580 Mbd, a similar to figure of the comparable period of 2003. Diesel production rose 13% whereas gasolines and fuel oil production declined 4% and 10%, respectively. The increase of diesel production and the decline of gasolines' were due to higher processing of heavy crude oil in the Mexican refineries.

During the first quarter of 2004, the production of refined products totaled 1,580 Mbd, a similar to figure of the comparable period of 2003. Diesel production rose 13% whereas gasolines and fuel oil production declined 4% and 10%, respectively. The increase of diesel production and the decline of gasolines' were due to higher processing of heavy crude oil in the Mexican refineries.

The number of franchise gas stations rose 11%, from 5,883 as of March 31, 2003, to 6,481 as of March 31, 2004.

### Petrochemicals

During the first quarter of 2004, total petrochemicals production rose 1%, from 2,532 thousand tons (Mt) in the first quarter of 2003, to 2,547 Mt.

In particular, with respect to the first quarter of 2003, the production of higher value added petrochemicals, such as ethylene, styrene and ammonia increased 6%, 8% and 23%, respectively.

International trade

In the first quarter of 2004, Pemex's crude oil exports averaged 1,815 Mbd, 1% higher than the registered in the first quarter of 2003. Approximately 87% of the total crude oil exports consisted of heavy crude oil (Maya) and the rest of light and extra-light crude oils (Istmo and Olmeca).

79% of the total crude oil exports were allocated to the United States of America, while the remaining 21% were distributed to Europe, the Far East, and to the rest of America.

In general, the exports to the United States of America have increased from 74%, in the first quarter of 1995, to 79% in the first quarter of 2004. This is a result of the favorable trade logistics in the United States of America.

During the first quarter of 2004, the weighted average export price of the Mexican crude oil basket was US$27.06 per barrel, compared to US$26.81 per barrel in the first quarter of 2003.

Exports of refined products in the first quarter of 2004 totaled 176 Mbd; 13% less than the comparable period in 2003. Exports of refined products were mainly long residue, diesel and jet fuel. Exports of petrochemicals increased 26% to 254 Mt.

Imports of refined products in the first quarter of 2004 declined 7%, to 292 Mbd, with respect to the comparable period of 2003. Likewise, imports of petrochemicals decreased 70% to 44 Mt. Natural gas imports ascended to 739 MMcfd, compared to 649 MMcfd in the first quarter of 2003.

## Financial results as of March 31, 2004

### Total sales

Pemex reported total gross sales (including the special tax on production and services, IEPS) of Ps. 164.9 billion (US$14.8 billion) for the first quarter 2004, compared to Ps. 163.3 billion in the corresponding period of 2003. This variation represents an increase of 1% at constant pesos as of March 31, 2004.

Total domestic sales (including IEPS) increased to Ps. 101.8 billion (US$9.1 billion), 6% above the Ps. 96.5 billion realized in the first quarter of 2003:

- Sales of refined products without IEPS grew 9%, from Ps. 57.4 billion in the first quarter of 2003, to Ps. 62.6 billion (US$5.6 billion). The sales volume related to these sales increased 3%, rising from 1,656 Mbd to 1,711 Mbd. The IEPS tax generated decreased 9%, from Ps. 21.8 billion to Ps. 19.8 billion (US$1.8 billion)
- Natural gas sales rose 10%, from Ps. 14.1 billion to Ps. 15.5 billion (US$1.4 billion). Natural gas sales volume increased 8%, from 2,541 MMcfd to 2,755 MMcfd.

- Petrochemical sales increased 19%, from 3.2 billion to Ps. 3.8 billion (US$0.3 billion). Petrochemicals sales volume grew 4%, from 800 Mt to 833 Mt, compared to the same quarter of 2003.

Export sales declined to Ps. 63.1 billion (US$5.7 billion), 6% below the export sales registered in the first quarter of 2003 of Ps. 66.9 billion.

- Crude oil export sales declined 1%, from Ps. 49.5 billion to Ps. 48.9 billion (US$4.4 billion). Crude oil export sales volume rose 1%, from 1,802 Mbd to 1,815 Mbd, whereas the price, in constant pesos as of March 31, 2004, decreased 3%.
- Refined products export sales declined 20%, from Ps. 17 billion to Ps. 13.6 billion (US$1.2 billion). Refined products export sales volume fell 13%, from 202 Mbd to 176 Mbd, and the price, in constant pesos as of March 31, 2004, decreased 9%.
- Petrochemical products export sales increased 71%, from Ps. 0.4 billion to Ps. 0.6 billion (US$0.1 billion). The sales volume related to these sales grew 26%, from 202 Mt to 254 Mt, and the price, in constant pesos as of March 31, 2004, rose 36%.

**Costs and operating expenses**

Costs and operating expenses increased 11%, with respect to the first quarter of 2003, reaching Ps. 63.7 billion (US$5.7 billion).
Cost of sales increased 11%, or Ps. 5.2 billion (US$0.5 billion) to Ps. 50.8 billion (US$4.6 billion). The increase is mainly integrated by the following variations:

- Ps. 3 billion (US$0.3 billion) in conservation and maintenance costs
- Ps. 4.1 billion (US$0.4 billion) in the valuation of crude oil and refined products inventories
- Ps. 2.2 billion (US$0.2 billion) in depreciation and amortization expenses
- Ps. 1.3 billion (US$0.1 billion) in exploration expenses
  An offsetting effect of Ps. 3.8 billion (US$0.3 billion) in maquila product expenses and purchases of imported products.

Transportation and distribution expenses increased 16%, from Ps. 3.6 billion in the first quarter of 2003 to Ps. 4.1 billion (US$0.4 billion).

Administrative expenses increased 10%, from Ps. 7.9 billion in the first quarter of 2003 to Ps. 8.7 billion (US$0.8 billion) in the comparable period of 2004.

Cost of the reserve for retirement payments, pensions and indemnities increased 10%, from Ps. 9.8 billion in the first quarter of 2003 to Ps. 10.8 billion (US$1 billion) in the corresponding period of 2004.This cost is distributed amongst the cost of sales, the transportation and distribution expenses and the administrative expenses.

**Operating Income**

The operating income in the first quarter of 2004 totaled Ps. 101.2 billion (US$9.1 billion), 5% below the comparable figure of the first quarter of 2003 of Ps. 106.2 billion.

**Comprehensive financing cost**

The comprehensive financing cost decreased 22% in the first quarter of 2004, with respect to the same period of 2003, from Ps. 4.7 billion to Ps. 3.7 billion (US$0.3 billion).

Net interest expense increased 26%, to Ps. 4.8 billion (US$0.4 billion) in the first quarter of 2004 from Ps.3.8 billion in the comparable period of 2003.

Foreign exchange loss reached Ps. 2.4 billion (US$0.2 billion), compared to a foreign exchange loss of Ps. 4.5 billion in the first quarter of 2003. This resulted in a decrease of 47%.

The monetary gain for the first quarter of 2004 was Ps. 3.5 billion (US$0.3 billion), during the comparable period of 2003, the monetary gain was Ps. 3.6 billion, this results in a 2% decrease of the account.

**Other expenses (revenues)**

During the first quarter of 2004, other net revenues declined 41% to Ps. 2.2 billion. (US$0.2 billion), in the first quarter of 2003, other net revenues totaled Ps. 3.7 billion. The reduction is due mainly to the recognition of the impairment on the value of fixed assets in accordance to the Bulletin C-15 "Impairment on the value of fixed assets and its disposal".

**Income before taxes and duties**

Income before taxes and duties during the first quarter of 2004 was Ps. 99.8 billion (US$8.9 billion), 5% lower than the Ps. 105.2 billion observed in the same period of 2003.

**Taxes and duties**

Pemex's taxes and duties payment is equivalent to 60.8% of its total sales plus the duty for infrastructure in exploration, gas, refining and petrochemicals.

During the first quarter of 2004, taxes and duties (including IEPS) remained on the same levels as in the comparable quarter of 2003, Ps. 100.8 billion (US$9 billion) vs. Ps. 100.5 billion, respectively.

The duty for infrastructure in exploration, gas, refining and petrochemicals replaces the prior excess gains duty and is 39.2% of those revenues from crude oil export sales in excess of a threshold crude oil price set by the Mexican Government. In 2003, the threshold price was US$18.35 per barrel while in 2004 equals US$20 per barrel.

The calculation of this duty is equal to that of the excess gains duty to witch Pemex was subject. Pemex paid Ps. 6.2 billion (US$0.6 billion) in the first quarter of 2004, 34% above the Ps. 4.6 billion paid in the comparable period of 2003.

The Income Law (Ley de Ingresos de la Federación[3]) for the fiscal year 2004 establishes that: "the amount that derives from the duty... will be allocated to the investment in infrastructure in exploration, gas, refining and petrochemicals that Petroleos Mexicanos and its subsidiary entities perform".

The mechanics for the reimbursement of this duty are in the process of definition. Thus, there has not been recognition of its potential revenues.

[3] Fraction XI "Aprovechamiento para Obras de Infraestructura en Materia de Exploración, Gas, Refinación y Petroquímica", of the Article 7, Chapter II "De las Obligaciones de Petróleos Mexicanos".

**Net loss**

In the first quarter of 2004, Pemex realized a net loss of Ps. (1) billion (US$(0.1) billion), compared to a net income of Ps.4.7 billion in the comparable quarter of 2003. This difference represents a reduction of 121%.

The increase of Ps. 5.7 billion (US$0.5 billion) in the net loss is explained by:

- A positive effect from an increase in total sales of Ps. 1.6 billion (US$0.1 billion)
- A negative effect from an increase in costs and expenses of Ps. 6.5 billion (US$0.6 billion)
- A positive effect from a decrease in the comprehensive financing cost of Ps. 1 billion (US$0.1 billion)
- A negative effect from a decrease in the other net revenues account of Ps. 1.5 billion (US$0.1 billion)

  A negative effect from an increase in taxes and duties of Ps. 0.3 billion (US$0.02 billion)

**EBITDA**

During the first quarter of 2004, EBITDA declined 2%, from Ps. 94.8 in the first quarter of 2003 to Ps. 92.4 billion (US$8.3 billion).

Depreciation and amortization expenses were Ps. 8.8 billion (US$0.8 billion) compared to Ps. 6.6 billion in the first quarter of 2003. The 33% increase over the comparable quarter of 2003 is due to new investments.

The EBITDA margin (EBITDA / total sales excluding IEPS) declined to 64% from 67% in the same quarter of the prior year.

**Total assets**

As of March 31, 2004, total assets increased 7%, to Ps. 871.4 billion (US$78 billion) with respect to the first quarter of 2003.

- Current assets increased 33%, reflecting higher levels of cash
- Fixed assets increased 1%, reflecting new investments

  Other assets increased 6%, largely as the result of the calculation of the intangible asset for labor liabilities.

**Total liabilities**

Total liabilities increased 18%, to Ps. 825 billion (US$73.8 billion), with respect to the first quarter of 2003.

- Short-term liabilities increased 19%, to Ps. 133.5 billion (US$12 billion), as a result of the increase of short-term documented debt
- Long-term liabilities increased 18%, to Ps. 691.4 billion (US$61.9 billion), due to the increase of long-term documented debt and the reserve for retirement payments, pensions and seniority premiums

  Total debt is discussed in greater length below under "Financing Activities" section.

The reserve for retirement payments, pensions and seniority premiums increased 8% to Ps. 300.8 billion (US$26.9 billion) from Ps. 278.3 billion in the comparable quarter of 2003.

The increase of Ps. 22.5 billion (US$2 billion) is integrated by:

- Ps. 23.2 billion (US$2.1 billion) caused by the annual increase of population, seniority, salaries, pensions and other post-retirement benefits
- Ps. 5.1 billion (US$0.5 billion) due to a decrease of one year in the funding period, and An offsetting effect of Ps. 5.8 billion (US$0.5 billion) from an increase in the funding of the pension plan assets.

**Equity**

As of March 31, 2003, Pemex's equity declined 59%, or Ps. 66.6 billion, to Ps 46.4 billion (US$4.2 billion). The reduction is primarily explained by:

- The positive effect of the net value of the restatement of equity of Ps. 6.7 billion (US$0.6 billion)
- The increase of the accumulated net losses of Ps. 57.1 billion (US$5.1 billion) that, among others, include the payment of the minimum guaranteed dividends of Ps. 10 billion in May 2003.

Financing activities

**Financing needs**

In 2004, Pemex's financing program for Pidiregas projects contemplates raising between US$7 and US$8 billion to be allocated as follows:

- US$2 - US$2.5 billion in foreign capital markets
- US$2 - US$2.5 billion in the Mexican capital market
- US$1.8 billion in bank loans
- US$1.3 billion in ECA's

**Capital markets**

During 2004, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by, Pemex, has not made any issuance.

On January 30, 2004, Pemex, through the Mexican Trust F/163, established by Pemex under Mexican laws, reopened its peso bond issuances of October 24, 2003, in the following amounts:

- Ps. 4 billion of floating rate instruments due 2007
- Ps. 5 billion of floating rate instruments due 2009
- Ps. 2.5 billion of 8.38% instruments due 2010

In addition, as part of the amplification of the peso bond program, on March 26, 2004, Pemex reopened, for second time, its October 2003 issuances with the following amounts:

- Ps. 6 billion of floating rate instruments due 2007
- Ps. 6 billion of floating rate instruments due 2009
- Ps. 2.7 billion of 8.38% instruments due 2010

Considering the first peso bond issuance of October 24, 2003 and the reopenings of January and March, 2004, the aggregate amount of the peso bonds issuances totals Ps. 32.7 billion, distributed as follows:

- Ps. 13 billion of floating rate instruments due 2007
- Ps. 13.5 billion of floating rate instruments due 2009
  Ps. 6.2 billion of 8.38% instruments due 2010

On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxemburg, issued US$1.37 billion of 4.5% guaranteed exchangeable bonds due 2011.

These bonds are guaranteed by Pemex and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

**Total debt**

As of March 31, 2004, total consolidated debt including accrued interest was Ps. 448.5 billion (US$40.1 billion). This figure represents an increase of 32%, or Ps.107.5 billion, compared to the recorded in March 31, 2003. Total debt includes:

- Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust and the Trust F/163
- Notes payable to contractors
- Sale of future accounts receivable

Total debt with a remaining maturity of less than twelve months was Ps. 65.7 billion (US$5.9 billion) as of March 31, 2004, including:

- Ps. 63.8 billion (US$5.7 billion) in documented debt
- Ps. 1.9 billion (US$0.2 billion) in notes payable to contractors

As of March 31, 2003, the corresponding amounts were Ps. 40.4 billion and Ps. 1.9 billion, respectively. The total amount was Ps. 42.3 billion.
Total long-term debt as of March 31, 2004 was Ps. 382.8 billion (US$34.3 billion). This figure includes:

- Ps. 330.1 billion (US$29.5 billion) in documented debt
- Ps. 13.1 billion (US$1.2 billion) in notes payable to contractors
- Ps. 39.5 billion (US$3.5 billion) in sale of future accounts receivable

As of March 31, 2003 these figures were Ps. 235.9 billion, Ps. 14.7 billion and Ps. 48 billion, respectively. The total amount was Ps. 298.7 billion.
The ratio of EBITDA to gross interest expense was 14.7 as of March 31, 2004 compared to 12.2 as of March 31, 2003.

Total debt/EBITDA was 4.9 as of March 31, 2004 and 3.6 as of March 31, 2003.

Pemex is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploración y

Producción, Pemex Refinación, Pemex Gas y Petroquímica Básica and Pemex Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the March 31, 2004 exchange rate of Ps. 11.1748 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in Pemex most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the Pemex Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA is a non-GAAP measure, which is calculated as described above. It is presented because Pemex believes that it is a widely accepted financial indicator of its ability to service or incur debt. EBITDA should not be considered as an indicator of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

CONSOLIDATED

Final printing

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

MARCH 31, 2004 AND 2003

(Amounts expressed in thousands of pesos of March 31,2004 Puchansing power and thousands of U.S. dollars)

## 1. Basis of presentation

The interim consolidated financial statements of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies (collectively, "PEMEX"), as of March 31, 2004 and 2003 and for the three-month periods ended March 31, 2004 and 2003, are unaudited. In the opinion of management, all adjustments (consisting principally of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included herein. The results of interim periods are not necessarily indicative of results for the entire year.

For the purposes of these interim unaudited consolidated financial statements , certain information and disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with PEMEX's consolidated audited financial statements and notes thereto for the years ended December 31, 2003 and 2002.

## 2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or "MIPA"). Until the 2002 fiscal year the recognition of inflation, was made in accordance with

Financial Reporting Standard ("NIF") 06-BIS "A" Section A as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"). In January 2003, the SHCP authorized to PEMEX to recognize the effects of inflation in accordance with NIF-06 BIS "A" Section C, beginning in the year 2003, by which PEMEX had to adopt Bulletin B-10, "Recognition of the effects of inflation on financial information" ("Bulletin B-10") at the end of 2003. In accordance with such accounting principles, the financial statements as of March 31, 2003 were prepared in accordance with the same accounting principles as of March 31, 2004.

3. Accounts, notes receivable and other.

At March 31, 2004 and 2003
Accounts, notes receivable and other amounts are as follows:

| | 2004 | 2003 |
|---|---|---|
| Trade-domestic | Ps. 29,079,651 | Ps. 34,001,736 |
| Trade-foreign | 8,131,367 | 7,122,952 |
| Pemex Finance, Ltd | 8,102,681 | 8,150,745 |
| Mexican Government advance payments on minimum guaranteed dividends | 12,725,628 | 12,787,320 |
| Other accounts receivable | 22,351,884 | 18,415,075 |
| Less: allowance for doubtful accounts | (2,045,006) | (1,995,652) |
| | Ps. 78,346,205 | Ps. 78,482,176 |

**4. Inventories**

At March 31, 2004 and 2003, inventories are as follows:

| | 2004 | 2003 |
|---|---|---|
| Crude oil, refined products, derivatives and petrochemical products | Ps. 24,804,829 | Ps. 25,727,718 |
| Materials and supplies in stock | 3,770,518 | 3,975,205 |
| Materials and products in transit | 1,002,994 | 1,872,854 |
| Less: allowance for slow-moving inventory and obsolescence reserve | (1,768,830) | (2,185,766) |
| | Ps. 27,809,511 | Ps. 29,390,011 |

## 5. Properties and equipment

At March 31, 2004 and 2003, the components of this caption, net of accumulated depreciation and amortization, are as follows:

| | 2004 | 2003 |
|---|---|---|
| Land | Ps. 38,343,043 | Ps. 38,190,905 |
| Buildings | 14,253,400 | 14,713,491 |
| Wells and field assets | 83,762,620 | 102,978,678 |
| Plants, furnishings and equipment | 258,662,748 | 238,783,370 |
| Offshore platforms | 43,280,110 | 37,755,471 |
| | 438,301,921 | 432,421,915 |
| Fixed assets pending disposition | 1,978,647 | 826,056 |
| Construction spares | 144,597 | 167,842 |
| Construction in progress | 100,644,422 | 93,378,436 |
| Total | Ps. 541,069,587 | Ps. 526,794,249 |

As of December 31, 2003, properties and equipment are expressed at their restated value, determined by applying factors computed from the National Consumer Price Index ("NCPI") (in 2002 applying specific indexes based on technical studies).

Depreciation and amortization expense recorded in operating expenses for the three-month periods ended March 31, 2004 and 2003 was Ps.8,800,585 and Ps. 6,625,225, respectively. Accumulated depreciation and amortization at March 31, 2004 and 2003 was Ps. 483,258,569 and Ps. 436,882,532, respectively.

## 6. Debt

During the three-month period ended March 31, 2004, significant financing operations were as follows:

a. Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $ 28,500. In the same period, the Master Trust obtained U.S. $ 100,400 in loans from several financial institutions guaranteed by export credit agencies to finance PIDIREGAS projects.

b. In addition, on January 30, 2004, Petróleos Mexicanos through Fideicomiso F/163 ("Fideicomiso F/163"), and under its Ps. 20,000,000 peso bond program approved by Comisión Nacional Bancaria y de Valores issued a total of Ps. 11,500,000; the issuance was a reopening of its first peso bond issuances and was made in three tranches:

Ps. 4,000,000 of notes due October 18, 2007, bearing interest at the 91-day Cetes (treasury bill) rate plus 67 basis points;

Ps. 5,000,000 of notes due October 8, 2009, bearing interest at the 182-day Cetes rate plus 65 basis points; and

Ps. 2,500,000 of 8.38% notes due October 14, 2010;

c. Petróleos Mexicanos through Fideicomiso F/163 ("Fideicomiso F/163"), and under its increased to Ps. 40,000,000 peso bond program approved by Comisión Nacional Bancaria y de Valores issued a third issuance for Ps. 14,672,000; the issuance was a reopening of its first peso bond issuances and was made in three tranches:

Ps. 6,000,000 of notes due October 18, 2007, bearing interest at the 91-day Cetes (treasury bill) rate plus 67 basis points;

Ps. 6,000,000 of notes due October 8, 2009, bearing interest at the 182-day Cetes rate plus 65 basis points; and

Ps. 2,672,000 of 8.38% notes due October 14, 2010; and

d. On March 30, 2004, Petróleso Mexicanos, through Fideicomiso F/163 entered into a loan due from 2005 to 2009 in the amount of Ps. 4,000,000, at a floating rate plus 0.40%, from a Mexican commercial bank for use in financing PIDIREGAS ;

e. On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxemburg, issued US$1,370,000 of 4.5% guaranteed exchangeable bonds due 2011. These bonds are guaranteed by Pemex and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

**7. Comprehensive loss**

Comprehensive loss for the three-month periods ended March 31, 2004 and 2003 is analyzed as follows:

| | 2004 | 2003 |
|---|---|---|
| Net (loss) income for the period | (Ps 2,573,239) | Ps 7,121,269 |
| Effect of restatement in the period – Net | 6,000,142 | 6,773,604 |
| Net increase in specific oil-field exploration and depletion reserve | - | 2,888,535 |
| Other equity movements (1) | | |
| Comprehensive income (loss) for the period | Ps. ( 3,426,903) | Ps 16,783,408 |

(1) Represents primarily translation adjustments from non-Mexican subsidiaries.

## 8. Foreign Currency Position

PEMEX has the following assets and liabilities denominated in foreign currencies, which are stated in pesos at the exchange rate prevailing at March 31, 2004 and 2003:

| | Amounts in foreign currency (Thousands) | | | | |
|---|---|---|---|---|---|
| | Assets | Liabilities | Long (short) position | Exchange rate | Amounts in pesos |
| March 31, 2004: | | | | | |
| U.S. dollars | 5,251,809 | (33,379,915) | (28,128,106) | 11.1748 | (Ps $314,325,960)) |
| Japanese yen | - | (202,197,220) | (202,197,220) | 0.1075 | (21,736,201) |
| Pounds sterling | 257 | (467,704) | (467,447) | 20.565 | (9,613,038) |
| Swiss Francs | - | (31,170) | (31,170) | 8.8273 | (275,009) |
| Dutch Guilders | - | - | - | - | - |
| Euros | 1,119,220 | (3,884,505) | (2,765,285) | 13.73606 | (37,984,116) |
| Net-short position, before foreign-currency hedging | | | | | (Ps. 383,934,324) |
| March 31, 2004: | | | | | |
| U.S. dollars | 4,536,790 | (29,736,599) | (25,199,810) | 10.7889 | (Ps. 271,878,225) |
| Japanese yen | - | (214,925,255) | (214,925,255) | 0.09095 | (19,547,452) |
| Pounds sterling | 264 | (378,572) | (378,308) | 17.0432 | (6,447,583) |
| Swiss Francs | - | (617) | (617) | 7.97343 | (4,917) |
| Dutch Guilders | - | - | - | 5.33641 | - |
| Euros | 379,660 | (1,436,211) | (1,056,551) | 11.7599 | (12,424,937) |
| Net-short position, before foreign-currency hedging | | | | | (Ps. 310,303,111) |

## 9. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favour of the dismissed personnel, would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediation as of March 31, 2004 and 2003 of Ps. 1,926,876 and Ps. 2,199,755, respectively. These liabilities are included in the "Reserve for sundry creditors and others", in the Balance Sheet.

c. PEMEX, through its subsidiaries PMI and PMI-NASA, has executed several long-term purchase and sale contracts for crude oil with foreign companies within international markets. Terms and condition of contracts are specific for each customer and its duration in certain contracts have no expiration and existing in some cases, minimum mandatory periods.

d. At December 31, 2003, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of $15,736,143. At December 31, 2003, PEMEX has accrued $1,339,740 related to those contingencies for which management believes that the outcome will be unfavorable. Management estimates that as of March 31, 2004 such amount has not significantly changed.

e. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 ($890,745). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 ($51,416). In other hand, PEMEX will sued the supplier for the U.S. $4,949 ($55,607) for unsatisfactory work. The first resolution of the Judge determined that PEMEX had to pay U.S. $4,000 ($44,944), plus interest generated since the date the payment was ceased. PEMEX appealed against said resolution, which resolution is pending.

f. PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At December 31, 2003, the value of the nitrogen to be supplied during the term of the contract is approximately $21,311,844. In the event of the annulment of the contract for causes attributable to PEMEX, this entity would be required to purchase the nitrogen production plant in accordance with said contract.

g. The Comisión Federal de Competencia ("Federal Competition Commission") handed down a resolution against PEMEX for presumed monopolistic policies relative to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Report the resolution handed down by the Federal Competition Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, because it was challenged through an appeal for review. A ruling thereon has not been handed down yet. Consequently, PEMEX has not accrued any reserve for this concept.

h. At December 31, 2003, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 176,652,164. These contracts are for the development of PIDIREGAS and, therefore, subject to standards required in NIF-09-B. Management estimates that this amount has not changed significally at March 31, 2004.

i In the normal course of business, PEMEX is named in a number of lawsuits of various natures. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavourable decision is probable and the amount is reasonable estimable. PEMEX does not believe a materially unfavourable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made accruals.

j. Due to the non fulfillment of the terms agreed between the parts involved in Contrato de Obra Pública Financiada (Financed Public Construction Contract) and the Contrato de Obra Pública a Precios Unitarios (Unit Price Public Construction Contract) signed with Conproca and accounted for under PIDIREGAS, PEMEX is facing a lawsuit before the International Arbitration Court of the International Chamber of Commerce located in Paris, France, due to the lawsuit filed by Conproca, being PEMEX the sued party.

As a result of the lawsuit above, PEMEX was required to pay U.S. $648,000 for the alleged non-fulfillment of diverse contracts and agreements between Conproca and PEMEX. The amount awarded Conproca is for additional contract work, indemnities and additional expenses incurred and not refunded by PEMEX. Subsequently, PEMEX filed a counterclaim against Conproca in relation to the non-fulfillment of contracts and agreements in the Cadereyta Project. The amount of the counterclaim is U.S. $919,200, as such, no provision has been recorded as of December 31, 2003 in relation to the lawsuit.

## 10. Business segment information

PEMEX's primary business is the exploration for and production of crude oil and natural gas and the refining and marketing of petroleum products. Main data by business segment without considering eliminations for the consolidated financial statements are as follows:

| | Exploration and Production | Refining | Gas and Basic Petrochemicals | Petrochemicals | Subsidiary companies |
|---|---|---|---|---|---|
| For period ended March 31, 2004 | | | | | |
| Net sales: | | | | | |
| - Trade | Ps.$48,938,088 | Ps. 75,243,173 | Ps.$28,743,137 | Ps$3,869,127 | Ps.$77,652,028 |
| - Intersegment | 67,439,697 | 3,647,607 | 11,254,603 | 1,041,803 | 4,824,155 |
| Operating income | 87,261,666 | 14,274,794 | 2,751,215 | (2,149,633) | 416,274 |
| Net loss | 690,260 | (5,314,037) | 1,635,049 | (2,263,181) | 2,139,178 |
| Total assets | 646,252,487 | 275,577,274 | 93,173,737 | 48,163,726 | 857,751,306 |
| For ended March 31, 2003 | | | | | |
| Net sales: | | | | | |
| - Trade | Ps.$49,511,725 | Ps.$72,645,987 | Ps.$26,656,991 | Ps. $3,003,837 | Ps.$87,399,822 |
| - Intersegment | 69,083,433 | 3,231,730 | 12,607,179 | 1,124,939 | 4,446,731 |
| Operating income | 94,407,829 | 13,725,342 | 278,621 | (2,919,141) | 918,857 |
| Net loss | 20,153,556 | (11,315,382) | 2,450;416 | (3,173,672) | 4,401,431 |
| Total assets | 460,090,888 | 202,051,653 | 85,225,745 | 35,385,821 | 813,216,251 |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER:1 YEAR: 2004

PETROLEOS MEXICANOS

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

Final printing

| COMPANY NAME (1) | MAIN ACTIVITIES | No. OF SHARES | PERCENTAGE OWNERSHIP (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | ACQUISITION COST | CURRENT VALUE (3) |
| **SUBSIDIARIES** | | | | | |
| Integrated Trade System Inc. | Technical and Computing Services | 8,860 | 100.00 | 34,920 | 146,110 |
| Kot Insurance Company, Ltd. | Reinsurance | 7,000,000 | 100.00 | 22,676 | 1,253,592 |
| P.M.I. Comercio Internacional, S.A de C.V | International trader of crude oil | 2,214,241 | 98.33 | 22,142 | 269,015 |
| P.M.I. Holdings B.V. | Holding | 40 | 100.00 | 79 | (609,286) |
| P.M.I. Holdings N.V. | Holding | 6,200 | 100.00 | 7,956 | 1,156,954 |
| P.M.I. Trading Ltd. | International trader of refined products | 4,900 | 48.51 | 587 | 1,254,615 |
| P.M.I. Marine Ltd. | Trader of crude oil | 230,275 | 100.00 | 17,509 | 65,787 |
| Mex-Gas Internacional, Ltd. | Trader of gas | 1,000 | 100.00 | 28,217 | 431,791 |
| OTHER SUBSIDIARIES (4) (N° SUBS) | | | | | |
| Total Investments in Subsidiaries | | | | 134,086 | 3,968,578 |
| **AFFILIATES** | | | | | |
| Repsol YPF | Oil & gas company | 58,679,799 | 0.00 | 0 | 13,617,584 |
| Deer Park Refining Limited | Refining company | 1 | 0.00 | 0 | 3,756,661 |
| Mexicana de Lubricantes, S.A. de C.V. (Mexlub). | Lubricants trader | 17,879,561 | 46.80 | 178,796 | 135,910 |
| Gasoductos de Chihuahua, S. de R.L. de C.V | Gas transportation | 393,049,321 | 50.00 | 393,579 | 753,037 |
| I.I.I., S.A | Assets Holding | 62,165,678 | 100.00 | 62,167 | 866,808 |
| Cia. Mexicana de Exploraciones, S.A. de C.V | Onshore and offshore exploring | 25,333,847 | 60.00 | 8,152 | 84,329 |
| Pan American Suphur Company, Ltd. | Sulphuric liquid storage and distribution | 1,498 | 99.87 | 5,271 | 9,950 |
| Pasco Terminals | Sulphuric liquid storage and distribution | 1,000 | 100.00 | 47,325 | 18,846 |
| | | 1 | 0.00 | 0 | 589,852 |
| Other Investments | | 0 | 0.00 | 0 | 0 |
| Total Investments in Affiliates | | | | 695,290 | 19,832,977 |
| OTHER PERMANENT INVESTMENTS | | | | | 1,505,602 |
| T O T A L | | | | | 25,307,157 |

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

| CREDIT TYPE/INSTITUTION | Amortization Date | Interest Rate | Denominated in Pesos | | Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) | | | | | | Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Time Interval | | | | | | Time Interval | | | | | |
| | | | Up to One Year | More than a Year | Current Year | Up to 1 Year | Up to 2 Years | Up to 3 Years | Up to 4 Years | Up to 5 Years or More | Current Year | Up to 1 Year | Up to 2 Years | Up to 3 Years | Up to 4 Years | Up to 5 Years or more |
| BANK LOANS (3) | | | | | | | | | | | | | | | | |
| FOREIGN TRADE | | | | | | | | | | | | | | | | |
| BANCA SERFIN S.A. (6) (11) | 30/03/2009 | 6.22 | 444,444 | 3,555,556 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO BILBAO VIZCAYA-MEXICO,S.A.(BBV) (6) (11) | 26/09/2005 | 6.50 | 0 | 2,500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO MERCANTIL DEL NORTE,S.A.GRUPO FIN. BANORTE (6) (11) | 07/04/2006 | 6.52 | 0 | 500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO NACIONAL DE COMERCIO EXTERIOR SNC (6) (11) | 18/09/2006 | 6.66 | 0 | 1,000,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11) | 18/12/2008 | 6.77 | 277,778 | 2,222,222 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11) | 23/12/2008 | 6.25 | 0 | 4,945,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (7) | 23/12/2008 | 8.40 | 0 | 2,055,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11) | 28/07/2006 | 6.65 | 0 | 1,000,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| NACIONAL FINANCIERA,S.N.C. (6) (11) | 21/10/2004 | 6.48 | 4,500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (8) | 14/09/2004 | 2.14 | 0 | 0 | 2,234,960 | 0 | 3,352,440 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (7) | 30/06/2018 | 5.44 | 0 | 0 | 223,496 | 0 | 446,992 | 223,496 | 223,496 | 2,123,212 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO SANTANDER MEXICANO,S.A. (1) (8) | 30/11/2006 | 2.15 | 0 | 0 | 0 | 0 | 2,793,700 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO SANTANDER MEXICANO,S.A. (1) (8) | 19/09/2013 | 3.05 | 0 | 0 | 55,874 | 55,874 | 167,622 | 111,748 | 111,748 | 558,740 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANOBRAS (1) (8) | 28/12/2006 | 1.97 | 0 | 0 | 565,474 | 94,281 | 659,966 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANOBRAS (1) (8) | 16/11/2006 | 2.10 | 0 | 0 | 2,262 | 377 | 2,638 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCA SERFIN S.A. (1) (8) | 28/04/2008 | 2.29 | 0 | 0 | 1,117,480 | 0 | 2,234,960 | 1,117,480 | 1,117,480 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| NACIONAL FINANCIERA,S.N.C. (1) (7) | 29/12/2008 | 5.88 | 0 | 0 | 0 | 0 | 0 | 0 | 1,117,480 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANK OF AMERICA (4) (8) | 23/12/2006 | 1.06 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,510 | 252 | 1,761 | 0 | 0 | 0 |
| BANK OF AMERICA (1) (8) | 23/12/2006 | 1.96 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,292 | 717 | 5,019 | 0 | 0 | 0 |
| BANK OF AMERICA (1) (8) | 26/12/2006 | 2.06 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 622,289 | 104,102 | 728,712 | 0 | 0 | 0 |
| BANK OF AMERICA (2) (8) | 23/12/2006 | 3.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 852 | 143 | 1,004 | 0 | 0 | 0 |
| BANK OF AMERICA (2) (8) | 23/12/2006 | 3.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,606 | 1,434 | 10,037 | 0 | 0 | 0 |
| CITIBANK N.A. (1) (8) | 16/04/2004 | 1.78 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,234,960 | 0 | 0 | 0 | 0 | 0 |
| CITIBANK N.A. (1) (8) | 17/05/2004 | 1.80 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,290,834 | 0 | 0 | 0 | 0 | 0 |
| CITIBANK N.A. (1) (8) | 27/12/2007 | 1.83 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,192,702 | 0 | 19,323,092 | 2,793,700 | 0 | 0 |
| DERIVACION DE FONDOS (1) (8) | 16/11/2006 | 1.98 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,224,681 | 537,608 | 1,361,942 | 0 | 0 | 0 |
| DERIVACION DE FONDOS (2) (8) | 16/11/2006 | 2.99 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 18,049 | 4,288 | 12,251 | 0 | 0 | 0 |
| J.P. MORGAN CHASE (1) (8) | 13/10/2005 | 2.26 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,955,590 | 0 | 2,793,700 | 0 | 0 | 0 |
| BANCO SANTANDER CENTRAL HISPANO (1) (8) | 20/03/2007 | 2.10 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,464,188 | 670,488 | 670,488 | 670,488 | 0 | 0 |
| BAYERISCHE LANDESBANK GIROZENTRALE (1) (8) | 09/09/2004 | 1.83 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 558,740 | 0 | 0 | 0 | 0 | 0 |
| SANPAOLO IMI BANK N.Y. (1) (8) | 18/06/2004 | 1.61 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 279,370 | 0 | 0 | 0 | 0 | 0 |
| THE BANK OF NEW YORK (1) (8) | 13/04/2004 | 1.99 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 446,992 | 0 | 0 | 0 | 0 | 0 |
| WESTLB AG,LONDON BRANCH (1) (8) | 10/11/2006 | 1.97 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 446,992 | 0 | 0 | 0 |
| NYNEX CREDIT COMPANY (1) (7) | 15/09/2009 | 8.33 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 24,639 | 24,639 | 49,277 | 24,639 | 24,639 | 24,777 |
| GENERAL ELECTRIC CAPITAL CORPORATION (1) (7) | 02/07/2012 | 8.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,775 | 77,444 | 152,691 | 228,466 | 216,136 | 798,702 |
| GENERAL FOODS CREDIT INVESTORS (1) (7) | 30/05/2009 | 8.12 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,080 | 0 | 212,259 | 172,107 | 157,184 | 38,799 |
| INTEREST PAYABLE | | | 14,197 | 0 | 78,459 | 0 | 0 | 0 | 0 | | 326,259 | 0 | 0 | 0 | 0 | 0 |
| CONPROCA, S.A. DE CV (1) (7) | 15/06/2010 | 8.40 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,620,003 | 0 | 1,758,942 | 1,909,797 | 2,073,591 | 5,995,752 |
| INTEREST PAYABLE - CONPROCA | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 328,042 | 0 | 0 | 0 | 0 | 0 |
| FSO INC. (1) (7) | 30/09/2008 | 15.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 270,216 | 240,883 | 279,606 | 224,388 |
| MINATITLAN | | | 0 | 0 | 0 | 0 | 379,043 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PEMEX FINANCE (1) (7) | 15/11/2018 | 8.05 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,592,401 | 5,345,900.0 | 5,255,460 | 16,048,390 |
| PEMEX FINANCE (1) (8) | 07/04/2014 | 4.48 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 355,319 | 0 | 0 | 1,941,812 |
| GUARANTEED BANK LOANS | | | | | | | | | | | | | | | | |
| NACIONAL FINANCIERA,S.N.C. (3) (7) | 20/11/2015 | 2.40 | 0 | 0 | 346,479 | 0 | 692,958 | 346,479 | 346,479 | 2,425,354 | 0 | 0 | 0 | 0 | 0 | 0 |
| NACIONAL FINANCIERA,S.N.C. (3) (7) | 15/12/2009 | 3.16 | 0 | 0 | 258,578 | 0 | 517,156 | 258,578 | 258,578 | 258,560 | 0 | 0 | 0 | 0 | 0 | 0 |
| EKSPORTFINANS ASA (1) (7) | 30/06/2013 | 4.14 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 168,777 | 44,141 | 498,224 | 267,978 | 189,360 | 177,803 |
| ABN AMRO BANK,N.V. (1) (8) | 15/12/2013 | 2.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,478,698 | 336,244 | 3,293,640 | 1,814,942 | 1,814,942 | 5,229,612 |
| ABN AMRO BANK,N.V. (1) (7) | 29/03/2014 | 4.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 66,114 | 66,114 | 198,341 | 132,227 | 132,227 | 727,251 |
| BANCO SANTANDER CENTRAL HISPANO (1) (8) | 12/11/2008 | 1.89 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 150,859 | 126,165 | 356,121 | 142,927 | 39,781 | 0 |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

| CREDIT TYPE/INSTITUTION | Amortization Date | Interest Rate | Denominated In Pesos: Up to One Year | Denominated In Pesos: More than a Year | Amortization of Credits In Foreign Currency with National Institutions (Thousands of Pesos) – Time Interval: Current Year | Up to 1 Year | Up to 2 Years | Up to 3 Years | Up to 4 Years | Up to 5 Years or More | Amortization of Credits In Foreign Currency with Foreign Institutions (Thousands of Pesos) – Time Interval: Current Year | Up to 1 Year | Up to 2 Years | Up to 3 Years | Up to 4 Years | Up to 5 Years or more |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| BARCLAYS BANK,P.L.C. (1) (8) | 20/03/2014 | 1.29 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 556,492 | 20,645 | 1,133,630 | 577,137 | 577,137 | 2,190,453 |
| BNP PARIBAS (1) (8) | 15/03/2014 | 1.41 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 139,685 | 139,685 | 1,815,905 | 279,370 | 279,370 | 1,536,535 |
| DRESDNER BANK AG (1) (8) | 01/06/2012 | 1.98 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 267,285 | 0 | 534,570 | 267,285 | 267,285 | 916,651 |
| EXPORT DEVELOPMENT CANADA (1) (8) | 28/07/2013 | 1.71 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 317,360 | 35,386 | 622,139 | 321,156 | 307,759 | 763,872 |
| EXPORT DEVELOPMENT CANADA (1) (7) | 15/05/2006 | 6.69 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,597 | 0 | 18,035 | 0 | 0 | 0 |
| HSBC INVESTMENT BANK,PLC (1) (7) | 26/09/2011 | 5.97 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 67,222 | 25,324 | 159,769 | 89,856 | 74,120 | 171,286 |
| KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8) | 31/12/2012 | 2.17 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 203,533 | 28,549 | 435,614 | 232,082 | 232,082 | 788,851 |
| KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7) | 15/12/2006 | 6.85 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 26,424 | 1,785 | 42,785 | 0 | 0 | 0 |
| MEDIOCREDITO CENTRALE S.P.A. (1) (8) | 30/04/2012 | 1.94 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 52,885 | 0 | 105,771 | 52,885 | 52,885 | 185,099 |
| HSBC INVESTMENT BANK, PLC (1) (8) | 19/04/2014 | 1.57 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,145 | 0 | 36,579 | 18,289 | 18,289 | 100,591 |
| HSBC INVESTMENT BANK, PLC (1) (7) | 29/10/2007 | 6.06 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 72,701 | 25,847 | 103,763 | 23,605 | 0 | 0 |
| NATEXIS BANQUE (2) (7) | 30/06/2016 | 2.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 727 | 0 | 1,454 | 727 | 727 | 4,069 |
| SOCIETE GENERALE (1) (8) | 31/07/2009 | 1.39 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 404,449 | 258,909 | 867,853 | 315,815 | 191,444 | 45,696 |
| STANDARD CHARTERED BANK (1) (8) | 20/12/2013 | 1.27 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 223,496 | 0 | 446,992 | 223,496 | 223,496 | 1,019,477 |
| J.P. MORGAN CHASE (1) (8) (10) | 07/03/2012 | 1.27 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 34,560 | 34,560 | 103,681 | 69,120 | 69,120 | 221,218 |
| DEUTSCHE BANK (1) (8) | 15/12/2013 | 1.51 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 23,995 | 2,521 | 50,510 | 26,515 | 26,515 | 114,932 |
| TORONTO DOMINION BANK (1) (8) | 20/04/2009 | 1.22 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 33,633 | 0 | 134,533 | 67,266 | 65,292 | 31,659 |
| THE BANK OF TOKYO,MITSUBISHI,LTD. (1) (8) | 14/03/2013 | 1.76 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 248,329 | 248,329 | 744,987 | 496,658 | 496,658 | 2,234,960 |
| JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7) | 07/06/2011 | 2.97 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 70,113 | 0 | 140,227 | 70,113 | 70,113 | 175,257 |
| THE EXPORT-IMPORT BANK OF KOREA (1) (7) | 01/06/2012 | 6.64 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 223,496 | 0 | 446,992 | 223,496 | 223,496 | 782,236 |
| MIZUHO CORPORATE BANK, LTD (1) (8) | 08/06/2006 | 1.74 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 53,907 | 0 | 80,704 | 0 | 0 | 0 |
| MIZUHO CORPARATE BANK, LTD (3) (7) | 20/05/2010 | 2.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,501,497 | 0 | 3,002,946 | 1,501,473 | 1,501,473 | 2,252,323 |
| INTEREST PAYABLE | | | | | 65,273 | | | | | | 345,470 | 0 | 0 | 0 | 0 | 0 |
| TOTAL BANK LOANS | | | 5,236,419 | 17,777,778 | 4,948,335 | 150,532 | 11,247,475 | 2,057,781 | 3,175,261 | 5,365,866 | 29,415,902 | 2,815,319 | 54,121,868 | 18,600,398 | 14,860,187 | 44,742,451 |
| | | | | | | | | | | | | | | | | |
| STOCK EXCHANGE (3) | | | | | | | | | | | | | | | | |
| LISTED AT THE STOCK EXCHANGE | | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | | |
| GUARANTEED | | | | | | | | | | | | | | | | |
| DEUTSCHE BANK (1) (8) | 07/01/2005 | 2.65 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,587,400 | 0 | 0 | 0 | 0 |
| DEUTSCHE BANK (3) (7) | 05/12/2023 | 3.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,225,000 |
| DEUTSCHE BANK (1) (7) | 15/11/2011 | 6.13 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,381,100 | 0 |
| DEUTSCHE BANK (1) (7) | 01/02/2005 | 6.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,704,880 | 0 | 0 | 0 | 0 |
| DEUTSCHE BANK (1) (7) | 15/12/2014 | 7.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 19,555,900 |
| DEUTSCHE BANK (5) (7) | 18/12/2013 | 7.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,225,992 |
| DEUTSCHE BANK (2) (7) | 02/08/2007 | 7.75 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,868,030 | 0 | 0 |
| DEUTSCHE BANK (1) (7) | 01/02/2009 | 7.88 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,174,800 |
| DEUTSCHE BANK (1) (7) | 15/08/2008 | 8.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,381,100 |
| DEUTSCHE BANK (1) (7) | 30/03/2005 | 8.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,911,180 | 0 | 0 | 0 | 0 |
| DEUTSCHE BANK (1) (7) | 15/02/2008 | 8.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,174,800 | 0 |
| DEUTSCHE BANK (1) (7) | 01/12/2023 | 8.63 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 13,968,500 |
| DEUTSCHE BANK (1) (7) | 15/09/2007 | 8.85 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,704,880 | 0 | 0 |
| DEUTSCHE BANK (2) (9) | 04/03/2008 | 9.10 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,418,817 | 0 |
| DEUTSCHE BANK (1) (7) | 13/10/2010 | 9.13 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,174,800 |
| DEUTSCHE BANK (1) (7) | 30/03/2018 | 9.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,911,310 |
| DEUTSCHE BANK (1) (7) | 02/12/2008 | 9.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,685,257 | 0 |
| DEUTSCHE BANK (1) (7) | 15/09/2027 | 9.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,587,400 | 0 | 0 | 4,469,962 |
| J.P. MORGAN CHASE (1) (8) | 15/10/2009 | 2.92 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,587,400 |
| J.P. MORGAN CHASE (2) (7) | 05/08/2013 | 6.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,868,030 |
| J.P. MORGAN CHASE (2) (7) | 05/04/2010 | 6.63 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,302,045 |
| SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12) | 18/10/2007 | 4.93 | 0 | 13,000,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12) | 08/10/2009 | 5.81 | 0 | 13,500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (7) | 14/10/2010 | 8.38 | 0 | 6,172,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

| CREDIT TYPE/INSTITUTION | Amortization Date | Interest Rate | Denominated in Pesos | | Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) Time Interval | | | | | | Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Up to One Year | More than a Year | Current Year | Up to 1 Year | Up to 2 Years | Up to 3 Years | Up to 4 Years | Up to 5 Years or More | Current Year | Up to 1 Year | Up to 2 Years | Up to 3 Years | Up to 4 Years | Up to 5 Years or more |
| LLOYDS TSB (5) (7) | 31/03/2006 | 14.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,028,249 | 0 | 0 | 0 |
| CITIBANK N.A. (2) (8) | 14/04/2004 | 3.74 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,482,929 | 0 | 0 | 0 | 0 | 0 |
| CITIBANK N.A. (2) (7) | 13/08/2007 | 7.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,320,562 | 0 | 0 |
| CITIBANK N.A. (1) (7) | 01/06/2007 | 9.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,793,700 | 0 | 0 |
| INTEREST PAYABLE | | | 184,690 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,173,207 | 0 | 0 | 0 | 0 | 0 |
| REPCON LUX | | 4.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 15,351,247 |
| INTEREST PAYABLE - REPCON LUX | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 124,729 | 0 | 0 | 0 | 0 | 0 |
| TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS | | | 184,690 | 32,672,000 | 0 | 0 | 0 | 0 | 0 | 0 | 6,780,865 | 16,203,460 | 6,615,649 | 21,687,172 | 27,659,974 | 122,196,086 |
| SUPPLIERS | | | | | | | | | | | | | | | | |
| SUPPLIERS | | | | | | | | | | | | | | | | |
| OTHER SUPPLIERS | | | 21,915,830 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL SUPPLIERS | | | 21,915,830 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER LIABILITIES | | | 14,737,710 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL OTHER CURRENT LIABILITIES, OTHER CREDITS | | | 14,737,710 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| GENERAL TOTAL | | | 42,074,649 | 50,449,778 | 4,948,335 | 150,532 | 11,247,475 | 2,057,781 | 3,175,261 | 5,365,866 | 36,196,767 | 19,018,779 | 60,737,517 | 40,287,570 | 42,520,161 | 166,938,537 |

**NOTES:**

| *CURRENCIES* | *ACCOUNTING EXCHANGE RATES* |
|---|---|
| (1) Dollars | 11.17480 |
| (2) Euros | 13.73606 |
| (3) Japanese Yens | 0.10750 |
| (4) Swiss Francs | 8.82273 |
| (5) Sterling Pounds | 20.56498 |
| (6) Pesos | |

*TYPE OF RATE*

(7) Fix Rate
(8) Libor Rate
(9) Floating Rate
(10) Discount Rate
(11) TIIE Rate
(12) Cetes

0000037

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing

| TRADE BALANCE | DOLLARS | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| **FOREIGN CURRENCY POSITION** | | | | | |
| **TOTAL ASSETS** | **5,251,809** | **58,687,915** | **1,376,218** | **15,378,961** | **74,066,876** |
| **LIABILITIES POSITION** | **33,379,915** | **373,013,874** | **7,605,266** | **84,987,326** | **458,001,200** |
| SHORT TERM LIABILITIES POSITION | 8,402,171 | 93,892,580 | 366,805 | 4,098,976 | 97,991,556 |
| LONG TERM LIABILITIES POSITION | 24,977,744 | 279,121,294 | 7,238,461 | 80,888,350 | 360,009,644 |
| **NET BALANCE** | **(28,128,106)** | **(314,325,959)** | **(6,229,048)** | **(69,608,365)** | **(383,934,324)** |

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

**OBSERVATIONS**

American Dollars 11.1748
Japanese Yens 0.1075
Sterling Pounds 20.56498
Swiss Francs 8.82273
Euros 13.73606

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing **NOT APPLICABLE**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY EFFECT |
|---|---|---|---|---|---|
| JANUARY | 0 | 0 | 0 | 0 | 0 |
| FEBRUARY | 0 | 0 | 0 | 0 | 0 |
| MARCH | 0 | 0 | 0 | 0 | 3,536,744 |
| APRIL | 0 | 0 | 0 | 0 | 0 |
| MAY | 0 | 0 | 0 | 0 | 0 |
| JUNE | 0 | 0 | 0 | 0 | 0 |
| JULY | 0 | 0 | 0 | 0 | 0 |
| AUGUST | 0 | 0 | 0 | 0 | 0 |
| SEPTEMBER | 0 | 0 | 0 | 0 | 0 |
| OCTOBER | 0 | 0 | 0 | 0 | 0 |
| NOVEMBER | 0 | 0 | 0 | 0 | 0 |
| DECEMBER | 0 | 0 | 0 | 0 | 0 |
| ACTUALIZATION : | 0 | 0 | 0 | 0 | 0 |
| CAPITALIZATION : | 0 | 0 | 0 | 0 | 0 |
| FOREIGN CORP. : | 0 | 0 | 0 | 0 | 0 |
| OTHERS | 0 | 0 | 0 | 0 | 0 |
| **TOTAL** | | | | | **3,536,744** |

**OBSERVATIONS**

**PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH A QUARTERLY ACCRUED AMOUNT OF 3,536,744. THUS, WE CONSIDER THIS ANNEX AS NON APPLICABLE.**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

| FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE |
|---|
| |
| DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS OBTAINED UNDER THIS PROGRAM. |
| |
| **ACTUAL SITUATION OF FINANCIAL LIMITS** |
| |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

Final printing

| FACILITY OR CENTER | ECONOMIC ACTIVITY | INSTALLED CAPACITY (1) | % USED |
|---|---|---|---|
| PEP | | 0 | 0 |
| Crude oil production (tbpd) | | 3,639 | 93 |
| Gas Production (mmcfpd) | | 4,689 | 97 |
| REFINING | | 0 | 0 |
| *Atmospheric destillation capacity (tbpd)* | | 1,540 | 83 |
| Cadereyta | | 275 | 81 |
| Madero | | 190 | 72 |
| Minatitlán | | 185 | 95 |
| Salamanca | | 245 | 61 |
| Salina Cruz | | 330 | 93 |
| Tula | | 315 | 91 |
| *Storage and Distribution Facilities (tbpd)* | | 13,056 | 100 |
| GAS AND BASIC PETROCHEMICALS | | 0 | 0 |
| Sweetening Gas plant (mmcfpd) | | 4,503 | 75 |
| Cactus | | 1,960 | 75 |
| Nuevo Pemex | | 880 | 84 |
| Ciudad Pemex | | 1,290 | 76 |
| Matapionche | | 109 | 80 |
| Poza Rica | | 230 | 34 |
| Arenque | | 34 | 98 |
| PETROCHEMICALS | | 0 | 0 |
| Production Capacity (tt) | | 3,107 | 46 |
| *Camargo (in desincorporation process)* | | 83 | 0* |
| Cangrejera | | 797 | 81 |
| Cosoleacaque | | 1,237 | 28 |
| Escolín | | 84 | 9 |
| Independencia | | 72 | 45 |
| Morelos | | 563 | 67 |
| Pajaritos | | 254 | 2 |
| Tula | | 19 | 74 |
| Distribution Facilities | | 0 | 0 |
| Petrochemicals (tt) Note 1 | | 234 | 85 |

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- Percentage used of the Petrochemicals Distribution Facilities is 0, since Camargo is in is in desincorporation process.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBS. | TOTAL PRODUCTION COST % |
|---|---|---|---|---|---|
| | | | | | |
| CRUDE OIL | PEMEX EXPLORATION & PRODUCTION | | | | 74.00 |
| WET SWEET GAS | PEMEX EXPLORATION & PRODUCTION | | | | 11.00 |
| CONDENSATES | PEMEX EXPLORATION & PRODUCTION | | | | 8.00 |
| SOUR WET GAS | PEMEX EXPLORATION & PRODUCTION | | | | 73.00 |

**OBSERVATIONS**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

Final printing

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | % OF MARKET | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | SHARE | TRADEMARKS | COSTUMERS |
| **REFINED PRODUCTS:** | | | | | | | |
| **L.P. GAS** | 252 | | 347 | 10,298,482 | | | |
| **MAGNA SIN GASOLINE** | 397 | | 509 | 23,386,967 | 100 | Pemex Magna | Distributors |
| **PREMIUM GASOLINE** | 43 | | 108 | 5,545,126 | 100 | Pemex Premium | Distributors |
| **JET FUEL** | 68 | | 58 | 2,269,933 | | | |
| **DIESEL** | 325 | | 286 | 12,283,222 | 100 | Pemex Diesel | Distributors |
| **FUEL OIL** | 386 | | 341 | 7,400,452 | | | |
| **OTHER REFINED PRODUCTS** | 110 | | 61 | 1,104,532 | | | |
| **PETROCHEMICAL PRODUCTS:** | | | | | | | |
| **METHANE DERIVATIVES** | 374 | | 204 | 564,616 | 83 | (1) | (5) |
| **ETHANE DERIVATIVES** | 473 | | 205 | 1,601,636 | 54 | (2) | (6) |
| **AROMATICS AND DERIVATIVES** | 287 | | 127 | 904,493 | 32 | (3) | (7) |
| **PROPYLENE AND DERIVATIVES** | 25 | | 28 | 551,353 | 21 | (4) | (8) |
| **OTHER PETROCHEMICAL PRODUCTS** | 1,388 | | 269 | 183,724 | | | |
| **DRY GAS** | 3,070 | | 2,755 | 15,461,635 | | | |
| **IEPS** | | | | 19,829,298 | | | |
| EFFECT B-10 | | | | 391,595 | | | |
| **T O T A L** | | | | 101,777,064 | | | |

**OBSERVATIONS:**

(1) UNIVEX, S.A.; MASAGRO S.A. DE C.V.; PRAXAIR MEXICO S.A. DE C.V.; INTEGRADORA APRODIFER, S.A. DE C.V.; AGROGEN, S.A. DE C.V.; FERTIREY, S.A. DE

(2) POLIOLES, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.; GRUPO CELANESE, S.A.; POLIMERO Y

(3) PETROCEL, S.A.; RESIRENE, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.; POLIESTIRENO Y

(4) CELULOSA Y DERIVADOS, S.A. DE C.V.; GRUPO CELANESE, S.A.; DOW QUIMICA MEXICANA, S.A. DE C.V.; KALTEX FIBERS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

Final printing

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SALES | | | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | DESTINY | TRADEMARKS | COSTUMERS |
| CRUDE OIL (tbd) | | | 1,844 | 48,696,169 | U.S.A. & CAN | NOT APPLICABLE | SEVERAL |
| REFINED PRODUCTS | | | 179 | 5,447,936 | | | |
| PETROCHEMICAL PRODUCTS | | | 835 | 600,420 | | | |
| MARGINAL EFFECT | | | | 7,957,204 | | | |
| B-10 EFFECT | | | | 437,796 | | | |
| **TOTAL** | | | | 63,139,525 | | | |

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons
a) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.
b) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acetaldehyde, ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.
c) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes and paraxylenes.
d) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile and propylene.
The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing

| SERIAL | NOMINAL VALUE | VALID COUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | FIXED PORTION | VARIABLE PORTION | MEXICAN | PUBLIC SUBSCRIPTION | FIXED | VARIABLE |
| NA | 0 | 0 | 0 | | | 0 | 0 | 83,914,402 |
| TOTAL | | | 0 | 0 | 0 | 0 | 0 | 83,914,402 |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:**

**SHARES PROPORTION BY:**

**CPO'S :**

**UNITS':**

**ADRS's :**

**GDRS's :**

**ADS's :**

**GDS's :**

**REPURCHASED OWN SHARES**

| | SERIAL | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | | AT QUARTER | | | |
|---|---|---|---|---|---|---|---|---|

**OBSERVATIONS**

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

Final printing

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

Final printing

## BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

## NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

## NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

---

---

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

**ISSUER GENERAL INFORMATION**

| | |
|---|---|
| COMPANY: | PETROLEOS MEXICANOS |
| ADDRESS: | MARINA NACIONAL 329 |
| | COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 1944 25 00 |
| FAX: | 1944 89 00 |
| E-MAIL: | |
| INTERNET PAGE: | www.pemex.com |

**ISSUER FISCAL INFORMATION**

| | |
|---|---|
| TAX PAYER FEDERAL ID: | PME 380607P35 |
| FISCAL ADDRESS: | MARINA NACIONAL 329 |
| | COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |

**PAYMENT RESPONSIBLE**

| | |
|---|---|
| NAME: | ACCOUNTANT MARIA MAGDALENA ROBLES BARCELATA |
| ADDRESS: | MARINA NACIONAL 329 |
| | COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 19 44 91 42 |
| FAX: | 19 44 84 37 |
| E-MAIL: | mrobles@dcf.pemex.com |

**OFFICERS INFORMATION**

| | |
|---|---|
| POSITION BMV: | CHAIRMAN OF THE BOARD OF DIRECTORS |
| POSITION: | CHAIRMAN OF THE BOARD OF DIRECTORS |
| NAME: | LIC. FELIPE CALDERON HINOJA |
| ADDRESS: | INSURGENTES SUR 890 |
| | COL. DEL VALLE |
| ZIP: | 3100 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 50 00 60 31 |
| FAX: | 5000 62 22 |
| E-MAIL: | felipech@energia.gob.mx |

| | |
|---|---|
| POSITION BMV: | DIRECTOR GENERAL |
| POSITION: | DIRECTOR GENERAL |
| NAME: | ING. RAUL MUÑOZ LEOS |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

| | |
|---|---|
| ADDRES: | MARINA NACIONAL 329<br>COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 19 44 94 19 |
| FAX: | 19 44 95 85 |
| E-MAIL: | directorgeneral@pemex.com |

| | |
|---|---|
| POSITION BMV: | CHIEF FINANCIAL OFFICER |
| POSITION: | CHIEF FINANCIAL OFFICER |
| NAME: | DR. JUAN JOSÉ SUÁREZ COPPEL |
| ADDRESS: | MARINA NACIONAL 329<br>COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 19 44 97 79 |
| FAX: | 19 44 93 78 |
| E-MAIL: | jjsuarez@dcf.pemex.com |

| | |
|---|---|
| POSITION BMV: | AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET |
| POSITION: | ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS |
| NAME: | LIC. RICARDO FERNÁNDEZ DELGADO |
| ADDRES: | MARINA NACIONAL 329<br>COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 19 44 92 11 |
| FAX: | 19 44 89 00 |
| E-MAIL: | rfernandezd@dcf.pemex.com |

| | |
|---|---|
| POSITION BMV: | AUTHORIZED TO SEND REPURCHASES VIA EMISNET |
| POSITION: | |
| NAME: | |
| ADDRES: | |
| ZIP: | |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | |
| FAX: | |
| E-MAIL: | |

| | |
|---|---|
| POSITION BMV: | RESPONSIBLE OF THE LEGAL AREA |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

| | |
|---|---|
| POSITION: | GENERAL COUNSEL OF PETRÓLEOS MEXICANOS |
| NAME: | LIC. JUAN CARLOS SORIANO ROSAS |
| ADDRESS: | MARINA NACIONAL 329 |
| | COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 19 44 84 25 |
| FAX: | 19 44 93 07 |
| E-MAIL: | jcsoriano@dca.pemex.com |

| | |
|---|---|
| POSITION BMV: | SECRETARY OF THE BOARD OF DIRECTORS |
| POSITION: | SECRETARY OF THE BOARD OF DIRECTORS |
| NAME: | LIC. JOSÉ CÉSAR NAVA VÁZQUEZ |
| ADDRESS: | INSURGENTES SUR 890 |
| | DEL VALLE |
| ZIP: | 3100 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 5000 6231 |
| FAX: | 5000 6048 |
| E-MAIL: | jcnava@energia.gob.mx |

| | |
|---|---|
| POSITION BMV: | TECHNICAL SECRETARY OF THE DIRECTOR GENERAL |
| POSITION: | TECHNICAL SECRETARY OF THE DIRECTOR GENERAL |
| NAME: | LIC. RAOUL CAPDEVIELLE OROZCO |
| ADDRESS: | MARINA NACIONAL 329 |
| | COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 19 44 80 30 |
| FAX: | 19 44 80 81 |
| E-MAIL: | |

| | |
|---|---|
| POSITION BMV: | RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS |
| POSITION: | ADVISOR COORDINATOR OF THE CHIEF FINANCIAL OFFICER |
| NAME: | LIC. ESTEBAN LEVÍN BALCELLS |
| ADDRESS: | MARINA NACIONAL 329 |
| | COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 19 44 80 15 |
| FAX: | 19 44 81 47 |

| | |
|---|---|
| E-MAIL: | elevin@dcf.pemex.com |

| | |
|---|---|
| POSITION BMV: | RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET |
| POSITION: | ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING |
| NAME: | C.P. ENRIQUE DÍAZ ESCALANTE |
| ADDRESS: | MARINA NACIONAL 329 |
| | COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 19 44 91 73 |
| FAX: | 19 44 92 93 |
| E-MAIL: | ediaz@dcf.pemex.com |

| | |
|---|---|
| POSITION BMV: | AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET |
| POSITION: | DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES |
| NAME: | LIC. MARTHA AVELAR VILLEGAS |
| ADDRESS: | MARINA NACIONAL 329 |
| | COL. HUASTECA |
| ZIP: | 11311 |
| CITY: | MEXICO, D.F. |
| TELEPHONE: | 19 44 89 59 |
| FAX: | 19 44 94 35 |
| E-MAIL: | mavelar@pemex.com |

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, MAY 6TH, 2004

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Lic. Octavio Ornelas Esquinca
Managing Director of Finance and Treasury

Date: May 25, 2004

## FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.